Exhibit 99.1
LINKTONE ANNOUNCES US$8 MILLION SHARE REPURCHASE PROGRAM

Singapore, November 23, 2012 —Linktone Ltd. (NASDAQ: LTON), a provider of media and entertainment content and services in key strategic markets in Asia, today announced that its Board of Directors has authorized the repurchase of up to US$8 million worth of outstanding American Depositary Shares, or ADSs, over approximately the next 6 months, from time to time, in open-market purchases at prevailing market prices pursuant to a trading plan established under Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, or the Exchange Act.  The timing and extent of any purchases will be subject to the parameters specified in the Rule 10b5-1 trading plan and depend on a number of factors including the price and availability of the Company’s ADSs.  The trading plan may be suspended or discontinued at any time, without prior notice.  In addition, repurchases will be made in accordance with Exchange Act Rule 10b-18, which sets certain restrictions on the method, timing, price and volume of open market stock repurchases. The Company will finance the repurchase with existing cash reserves and cash generated from operations.

ABOUT LINKTONE LTD.
Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to execute its strategy and successfully develop a diversified, multi-platform and multi-territory media and entertainment business with stable revenue streams; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company's investments; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products and social commerce, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Bryan Degnan, Senior Associate
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com